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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Skynet Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

830869103

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for Lancer Management Group II, LLC, general partners of Lancer Partners, LP, Lancer Offshore, Inc. and Omnifund, Ltd. and as the person in control of Lancer Partners, LP. c/o David E. Wells, Esq., Hunton & Williams LLP,
1111 Brickell Avenue, Suite 2500, Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830869103			Page 2 of 9 pages

1.	Name of Reporting Person:
	Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc. and Omnifund, Ltd. and as the person in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,420,000* Shares of Common Stock

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,420,000* Shares of Common Stock

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,420,000* Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.04%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not the Reporting Entities (defined below), any of the Lancer Entities (defined below) or any other brokers or nominees are holding additional shares of the Common Stock (defined below) with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

**	This figure was calculated based upon 23,488,558 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 20,636,190 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of January 31, 2000 according to the Issuer’s 10-Q filing for the period ended December 31, 1999, plus (ii) 2,852,368 shares of Common Stock which presumably were issued upon the automatic conversion on March 29, 2001 of all of the Issuer’s Series A Convertible Preferred Stock outstanding as of January 31, 2000.

CUSIP No. 830869103	SCHEDULE 13D	Page 3 of 9 Pages

This Amendment No. 1 to the Schedule 13D filed on March 3, 2004 by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC (“LMG”), a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to shares of common stock, $0.0001 par value (the “Common Stock”) of Skynet Holdings, Inc., a Delaware corporation (the “Issuer”). Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC, a Connecticut limited liability company (“LMG”), LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”) and Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”). The Reporting Entities together with LMG, LSPV-LLC, LSPV-INC, G.H. Associates and Alpha Omega are sometimes collectively referred to herein as the “Lancer Entities”).

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The last know principal executive offices of the Issuer were located at 6165 Barfield Road, Suite 200, Atlanta, GA 30328.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnifund, LSPV-LL, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”). By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     As of the date of this report, the Reporting Person has confirmed that all of the securities to which this Schedule 13D relates are held for the pecuniary benefit of the Reporting Entities and that no securities of the Issuer are currently held for the pecuniary benefit of LMG, LSPV-INC, G.H. Associates or Alpha Omega. The following is a description of each of the Reporting Entities:

CUSIP No. 830869103	SCHEDULE 13D	Page 4 of 9 Pages

     LMG II is a Connecticut limited liability company. The stated business purpose of LMG II is to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Omnifund is an international business company organized under the laws of the British Virgin Islands. Omnifund was originally incorporated and formerly known as The Orbiter Fund, Ltd. (“Orbiter Fund”). The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. On March 27, 2002, The Viator Fund, Ltd., an international business company organized under the laws of the British Virgin Islands (“Viator Fund”), was merged with and into Omnifund.

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d) and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Lancer Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

CUSIP No. 830869103	SCHEDULE 13D	Page 5 of 9 Pages

     Pursuant to various District Court orders, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore. Omnifund, including the securities to which this Schedule 13D relates. Pursuant to certain Bankruptcy Court Orders, the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

     The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and/or hold the assets of the Lancer Entities. In the course of the administration of the assets of the Lancer Entities, the Reporting Person has hired an investment manager (the “Investment Manager”) and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over a five year period. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Reporting Entities in the private or public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person or the Reporting Entities of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,420,000 shares of Common Stock which represents 6.04% of 23,488,558 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 20,636,190 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of January 31, 2000 according to the Issuer’s 10-Q filing for the period ended December 31, 1999, plus (ii) 2,852,368 shares of Common Stock which presumably were issued upon the automatic conversion on March 29, 2001 of all of the Issuer’s Series A Convertible Preferred Stock outstanding as of January 31, 2000.

     The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based solely upon a review of original stock certificates in the custody of the Reporting Person. The Reporting

CUSIP No. 830869103	SCHEDULE 13D	Page 6 of 9 Pages

Person has custody of 51,000 shares of Common Stock registered to Lancer Offshore and 49,000 shares of Common Stock registered to the Orbiter Fund. The Reporting Person has custody of 660,000 shares of the Issuer’s Series A Convertible Preferred Stock issued to Lancer Offshore and 200,000 shares of the Issuer’s Series A Convertible Preferred Stock issued to the Omnifund. Each share of the Issuer’s Series A Convertible Preferred Stock was automatically convertible on March 29, 2001 into one share of Common Stock. The Reporting Person has been unable to obtain any information from the transfer agent for the Issuer (or from the Issuer directly) relating to any securities issued to the Lancer Entities by the Issuer.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether the Reporting Entities, any of the Lancer Entities or any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 1,420,000 shares of Common Stock of the Issuer described in this Schedule 13D.

     (c) Upon the advice of the Investment Manager, Lancer Offshore, Lancer Partners, and Omnifund executed an Asset Purchase Agreement on March 5, 2004, pursuant to which they agreed to transfer all of their right, title and interest in and to (a) certain promissory notes issued to them by the Issuer and (b) a certain Loan Agreement between them and the Issuer (defined below) (collectively, the promissory notes and the Loan Agreement are the “Debt”), to Olivio Lane Limited, a British Virgin Islands company, as the Purchaser, for an aggregate purchase price of $390,000 (the “Purchase Price”). The Reporting Person filed motions to approve the Asset Purchase Agreement in the District Court and the Bankruptcy Court. On May 12, 2004, the District Court and the Bankruptcy Court each entered an order approving the sale. The transaction closed on July 12, 2004 and the Reporting Person allocated the Purchase Price among the Sellers on a pro rata basis based on the face value of each of the Sellers’ interest in the Debt.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 830869103	SCHEDULE 13D	Page 7 of 9 Pages

     The Reporting Person has found evidence in its records of the following contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Entities and certain persons with respect to any securities of the Issuer:

(a)	Promissory Note dated August 13, 1999 for $1,000,000 issued to Lancer Offshore;

(b)	Loan Agreement dated as of November 9, 1999 (the “Loan Agreement”) by and among Lancer Offshore, Inc., Lancer Partners, LP, Michael Lauer and the Issuer (the “Loan Agreement”) for an aggregate loan amount of $9,000,000, the principal amount of which was convertible at $5.00 per share into common stock prior to December 20, 1999 and $1.00 per share after December 20, 1999 or upon the occurrence of an “Event of Default;”

(c)	Promissory Note dated November 9, 1999 for $7,000,000 issued to Lancer Offshore;

(d)	Promissory Note dated November 9, 1999 for $1,000,000 issued to Lancer Partners;

(e)	Promissory Note dated March 7, 2000 for $1,500,000 issued to Lancer Offshore;

(f)	Promissory Note dated May 1, 2000 for $900,000 issued to the Viator Fund; and

(g)	Promissory Note dated May 3, 2000 for $1,600,000 issued to the Orbiter Fund.

Additionally, according to the Voluntary Petition filed by the Issuer in the United States Bankruptcy Court for the Northern District of Georgia on January 1, 2001, the Issuer listed the total loan claims of the Reporting Entities as $12,594,167.

     Except as set forth above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits

(1)	Loan Agreement dated as of November 9, 1999 by and among the Issuer, Michael Lauer, Lancer Partners and Lancer Offshore;

(2)	Promissory Note dated August 13, 1999 issued to Lancer Offshore;

(3)	Promissory Note dated November 9, 1999 issued to Lancer Partners;

(4)	Promissory Note dated May 1, 2000 issued to the Viator Fund; and

CUSIP No. 830869103	SCHEDULE 13D	Page 8 of 9 Pages

(5)	Asset Purchase Agreement dated March 5, 2004 between Lancer Offshore, Inc., Omnifund, Ltd., and Lancer Partners, L.P., and Olivio Lane Ltd.

As of the date of this report, the Reporting Person is not in possession of copies of the promissory notes described in (c), (e) and (g) of Item 6 and therefore, they are not included as Exhibits under Item 7.

CUSIP No. 830869103	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2004.	/s/ Marty Steinberg

Marty Steinberg, as Receiver of Lancer Management Group II, LLC (general partner of Lancer Partners), LP, Lancer Offshore, Inc. and Omnifund, Ltd. and as the person in control of Lancer Partners, L.P.